EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re:	Private placement by enlargement of an existing Debentures series

1.
The Company hereby provides notification that on November 14, 2013, it entered into a transaction (that was subject to the approval of the Company's Board of Directors, which was obtained on November 17, 2013) for the private placement of 434,782,609 Debentures (Series 6) of the Company ("Additional Debentures") to institutional investors included under the First Schedule to the Securities Law, 5728-1968, for an aggregate consideration of NIS 500 million; i.e. NIS 1.15 per each Debentures (Series 6) par value NIS 1, by enlarging the existing Debentures (Series 6) series issued by the Company and first listed for trade on the Tel Aviv Stock Exchange in accordance with the Company's shelf prospectus of June 1, 2011 and the amendment thereto dated June 22, 2011 ("Private Placement"). To the extent that the actual Debentures issuance date is later than the next due date for payment of the interest on the Debentures, the price shall be reduced by an amount equal to the interest payment..

2.
The Private Placement is subject to satisfaction of the following terms within 14 days: (1) confirmation by S&P's Maalot Ltd. and Midroog Ltd. that the rating of the Debentures (Series 6) will not be less than ilAA and Aa2, respectively, following the Private Placement (the confirmation by S&P's Maalot was obtained on November 17, 2013); (3) approval by the Tel Aviv Stock Exchange to list the Debentures issued in the Private Placement for trade.

3.
If, and to the extent that the Additional Debentures are issued, their terms shall be identical to the terms of the existing Debentures (Series 6), and as of the date of issuance thereof the Additional Debentures shall, together with the existing Debentures, constitute a single series for all intents and purposes. For details regarding the terms of the Company's Debentures (Series 6) see the Shelf Offer Report of June 29, 2011, pursuant to which such Debentures (Series 6) were first issued and listed for trade on the Tel Aviv Stock Exchange.

4.
The Additional Debentures if, and to the extent issued, shall be subject to the restrictions on a resale provided in Section 15c of the Securities Law, 5728-1968, and pursuant to the Securities Regulations (Details Regarding Sections 15a to 15c of the Law), 5760-2000.

The above information constitutes a translation of excerpt of Immediate Reports published by the Company. The Hebrew versions were submitted by the Company to the relevant authorities pursuant to Israeli law, and represent the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.